UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 56619 / October 5, 2007

ADMINISTRATIVE PROCEEDING
File No. 3-12757

In the Matter of **Lapta Acquisition Corp. I,** **Lapta Acquisition Corp. II,** **Lapta Acquisition Corp. III,** **Lapta Acquisition Corp. IV, and** **Lapta Acquisition Corp. V,** **Respondents.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO LAPTA ACQUISITION CORP. I, LAPTA ACQUISITION CORP. II, LAPTA ACQUISITION CORP. III, LAPTA ACQUISITION CORP. IV, AND LAPTA ACQUISITION CORP. V**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Lapta Acquisition Corp. I, Lapta Acquisition Corp. II, Lapta Acquisition Corp. III, Lapta Acquisition Corp. IV, and Lapta Acquisition Corp. V ("Respondents") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondents on September 12, 2007, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondents consent to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Lapta Acquisition Corp. I, Lapta Acquisition Corp. II, Lapta Acquisition Corp. III, Lapta Acquisition Corp. IV, and Lapta Acquisition Corp. V ("Order"), as set forth below.

III.

On the basis of this Order and Respondents' Offer, the Commission finds that[1]:

       1.   Lapta Acquisition Corp. I (CIK No. 1118182) is a permanently revoked Nevada corporation located in Los Angeles, California. At all times relevant to this proceeding, the securities of Lapta Acquisition Corp. VI have been registered under Exchange Act Section 12(g).

       2.   Lapta Acquisition Corp. I has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended September 30, 2000.

       3.   Lapta Acquisition Corp. II (CIK No. 1118167) is a permanently revoked Nevada corporation located in Los Angeles, California. At all times relevant to this proceeding, the securities of Lapta Acquisition Corp. II have been registered under Exchange Act Section 12(g).

       4.   Lapta Acquisition Corp. II has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended September 30, 2000.

       5.   Lapta Acquisition Corp. III (CIK No. 1118169) is a permanently revoked Nevada corporation located in Los Angeles, California. At all times relevant to this proceeding, the securities of Lapta Acquisition Corp. III have been registered under Exchange Act Section 12(g).

       6.   Lapta Acquisition Corp. III has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended September 30, 2000.

       7.   Lapta Acquisition Corp. IV (CIK No. 1118171) is a permanently revoked Nevada corporation located in Los Angeles, California. At all times relevant to this proceeding, the securities of Lapta Acquisition Corp. IV have been registered under Exchange Act Section 12(g).

       8.   Lapta Acquisition Corp. IV has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended September 30, 2000.

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[1]The findings herein are made pursuant to Respondents' Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

9.   Lapta Acquisition Corp. V (CIK No. 1118172) is a permanently revoked Nevada corporation located in Los Angeles, California. At all times relevant to this proceeding, the securities of Lapta Acquisition Corp. V have been registered under Exchange Act Section 12(g).

10.   Lapta Acquisition Corp. V has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended September 30, 2000.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanctions specified in Respondents' Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondents' securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

Nancy M. Morris
Secretary